July 22, 2020

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On June 4, 2020, the Registrant, on behalf of its series, Newfound Risk Managed U.S. Sectors Fund and Newfound Risk Managed Global Sectors Fund (each a “Fund” and together, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 17, 2020, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendment. Below, please find a summary of the SEC’s comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized.

Principal Investment Strategies

Comment 1: The Staff notes that the revised principal investment strategy disclosures for both Funds do not address sector investing even though “Sector” appears in the names of both Funds. Please explain whether the Funds’ names do not need to be changed or address sector investing in each Fund’s principal investment strategies.

Response: The Registrant states that the name of the Newfound Risk Managed Global Sectors Fund will be changed to “Newfound Risk Managed Global Growth Fund” and that the name of the Newfound Risk Managed U.S. Sectors Fund will be changed to “Newfound Risk Managed U.S. Growth Fund.”

Comment 2: In the principal investment strategies of each Fund, the Registrant discloses that the Fund may be comprised of “investment grade short-term fixed income securities[.]” Please specify the type of investment grade short-term fixed income securities in which each Fund may invest.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto Zapata

July 22, 2020

Response: The Registrant has amended its disclosures for the Funds to state the following:

The Fund is primarily comprised of . . . (iv) investment grade short-term fixed income securities (i.e., short-term U.S. Treasuries) and ETFs that invest in those fixed income securities (“Fixed Income ETFs”).

Comment 3: In the second paragraph under the heading “Principal Investment Strategies” of each Fund, please explain how often each Fund assesses whether the relevant market (i.e., global or domestic) offers the potential for acceptable risk-adjusted returns. Please expand on how each Fund defines “acceptable.”

Response: The Registrant has amended its disclosures for the Newfound Risk Managed Global Growth Fund as follows:

In selecting securities for the Fund’s portfolio, the Adviser focuses on the broad market environment – specifically whether the global equity market offers the potential for ~~acceptable~~ risk-adjusted returns (lower volatility and higher price momentum) that the Adviser deems in its judgment to likely produce positive returns to the Fund.

The Registrant has amended its disclosures for the Newfound Risk Managed U.S. Growth Fund as follows:

In selecting securities for the Fund’s portfolio, the Adviser focuses on whether the domestic equity market offers the potential for acceptable risk-adjusted returns (lower volatility and higher price momentum) that the Adviser deems in its judgment to likely produce positive returns to the Fund.

Comment 4: In the second sentence of the third paragraph under the heading “Principal Investment Strategies” of each Fund, please explain whether the referenced adjustments are made in real-time or periodically.

Response: The Registrant has amended its disclosures for the Funds to state the following:

The Adviser utilizes rules-based, quantitative systems to measure market risk and select securities to buy and sell for the Fund. The Adviser adjusts the Fund’s equity market exposure based upon its proprietary models as necessary.

Mr. Alberto Zapata

July 22, 2020

Comment 5: In the fifth paragraph under the heading “Principal Investment Strategies” of each Fund, please explain put and call options and spreads in plain English.

Response: The Registrant has amended its disclosures for the Funds to state the following:

The Fund may buy (or sell) contracts that give the Fund the right to sell the underlying asset at a specific time, i.e., put options (or put spreads), on equity indices and Equity ETFs when the Adviser’s proprietary models indicate that such a position may offer a hedge against a sharp decline in the domestic or foreign equity markets. The Fund may buy (or sell) contracts that give the Fund the right to buy an underlying asset at a specific time, i.e., call options (or call spreads), on equity indices and equity ETFs when the Adviser’s proprietary models indicate that the domestic or foreign markets may experience a sharp rally in domestic or foreign equity markets.

Comment 6: In the last paragraph under the heading “Principal Investment Strategies” of each Fund, please clarify that each Fund may maintain notional exposure to 5-and 10-Year Treasury Notes through futures contracts as part of its leverage strategy. If the leverage portion of either Fund’s strategy includes other sub-strategies, please specify.

Response: The Registrant has amended its disclosures for the Funds to state the following:

The Fund may use investment leverage as part of its principal investment strategy. The Fund typically expects to invest an amount approximately equal to its net assets directly in a portfolio of equity securities and/or ETFs while also maintaining notional exposure to 5- and 10-Year U.S. Treasury Notes through futures contracts as part of this leverage strategy. The Fund’s total investment exposure will typically be less than 200% of the Fund’s NAV.

Principal Investment Risks

Comment 7: The Funds’ disclosure of “Derivatives Risk” states that “[l]oss may result from the Fund’s investments in options and other derivative instruments.” Please specify what other derivative instruments either Fund may use other than options.

Response: The Registrant has amended its disclosure of “Derivatives Risk” for the Funds to state as follows:

Mr. Alberto Zapata

July 22, 2020

Derivatives Risk: Loss may result from the Fund’s investments in options and Treasury futures ~~other derivative instruments~~.

Comment 8: Please explain why “Sector Risk” is still a principal risk of the Funds or add sector investing to the Funds’ principal investment strategies.

Response: The Registrant has removed “Sector Risk” as a principal risk of investing in the Funds.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser